Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152700

Prospectus Supplement No. 14 to

Prospectus Dated August 12, 2011

Tree.com, Inc.

3,678,664 Shares of Common Stock, Par Value $0.01 Per Share

This prospectus supplement no. 14 supplements and amends information in the prospectus dated August 12, 2011 (the “Prospectus”).  You should read this prospectus supplement in conjunction with the Prospectus.  This supplement is qualified by reference to the Prospectus, except to the extent that the information herein supersedes the information contained in the Prospectus.

This prospectus supplement includes our Current Report on Form 8-K dated and filed February 23, 2012 (other than the portions of such documents, if any, furnished to the Securities and Exchange Commission but not deemed to have been “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

As indicated under “Risk Factors” on page 4 of the Prospectus, in reviewing this prospectus supplement and the Prospectus, you should carefully consider the risks beginning on page 4 of the Prospectus and in any prospectus supplements to the Prospectus dated prior to the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

This supplement is part of the Prospectus and must accompany the Prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

This date of this prospectus supplement is February 23, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 17, 2012

Tree.com, Inc.

(Exact name of registrant as specified in charter)

Delaware	001-34063	26-2414818
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

11115 Rushmore Drive, Charlotte, NC	28277
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (704) 541-5351

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.             Entry into a Material Definitive Agreement.

As described in Item 2.03 below, on February 17, 2012, Tree.com, Inc. (the “Company”), through its subsidiary Home Loan Center, Inc. (“HLC”) amended and restated its existing $100.0 million warehouse line of credit with Citibank, N.A. (“Citibank”).  Citibank, or its affiliates, has also participated as a secondary market investor by purchasing consumer loans from HLC from time to time. The information set forth below under Item 2.03 is incorporated by reference into this Item 1.01.

Item 2.03.                                        Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On February 17, 2012, HLC amended and restated its existing $100.0 million warehouse line of credit with Citibank.  The Citibank facility will continue to be used to fund consumer residential loans that are held for sale and will be secured by such loans.  The term of the facility is through the earlier of (a) August 20, 2012 and (b) the first business day that is 45 days after the closing of the sale of substantially all the assets of HLC to Discover Bank (the “Discover Transaction”).

Under the terms of this facility, HLC is required to maintain various financial and other covenants.  These financial covenants include maintaining (i) a maximum ratio of total liabilities to tangible net worth, (ii) certain minimum liquidity levels, (iii) certain tangible net worth levels, (iv) a prescribed ratio of book value assigned to HLC servicing portfolio to HLC’s tangible net worth, and (v) certain consolidated net income levels for HLC.

The terms of the facility also include customary events of default (subject to applicable grace and notice periods), including among others, defaults based on (i) the nonpayment of principal, interest or fees, (ii) the failure of representations and warranties to be correct in any material respect, (iii) failure to observe certain other covenants, (iv) certain bankruptcy and insolvency events, (v) a change of control of HLC (other than the Discover Transaction) without consent, (vi) aggregate amount of all repurchase and indemnity obligations of HLC to its third party investors exceeds 50% of its liquidity, (vii) status as an FHA Approved Mortgagee is suspended or revoked, and (viii) a material adverse effect on HLC’s business, property or financial condition.

Additionally, HLC continues to be required to maintain warehouse facilities from buyers and lenders other than Citibank in an aggregate amount of at least $50.0 million. HLC’s borrowings under the facility continue to be guaranteed by the Company and LendingTree, LLC.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 23, 2012

TREE.COM, INC.

	By:	/s/ Christopher R. Hayek
Christopher R. Hayek
Senior Vice President and Chief Accounting Officer

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